Exhibit 23.2

We consent to the inclusion in this Annual Report (Form 10-K) of OxySure Systems, Inc. of our report dated April 15, 2014, with respect to its balance sheet as of December 31, 2013 and 2012, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended to be included in this Annual Report.

/s/ Sadler Gibb & Associates, LLC
Firm’s Manual Signature

Salt Lake City, UT
City, State

April 15, 2014
Date